Exhibit 99.2

RESAAS SERVICES INC.

Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company’s independent auditor has not performed a review of these financial statements.

RESAAS SERVICES INC.

Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	June 30, 2017 $	December 31, 2016 $
	(Unaudited)
Assets

Current assets

Cash and cash equivalents	3,850,715	6,056,127
Amounts receivable	59,384	77,956
Prepaid expenses	55,502	74,375

Total current assets	3,965,601	6,208,458

Non-current assets

Property and equipment (Note 4)	55,365	60,494
Website development costs (Note 5)	1,530,454	1,537,274
Intangible assets (Note 6)	59,196	47,405

Total non-current assets	1,645,015	1,645,173

Total assets	5,610,616	7,853,631

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	349,756	385,773
Deferred revenue	90,057	40,885
Obligations under finance lease (Note 7)	3,351	5,280

Total current liabilities	443,164	431,938

Obligations under finance lease (Note 7)	5,099	6,361

Total liabilities	448,263	438,299

Shareholders’ equity

Common shares	27,254,440	27,071,707
Share-based payment reserve	12,808,063	11,884,059
Deficit	(34,900,150)	(31,540,434)

Total shareholders’ equity	5,162,353	7,415,332

Total liabilities and shareholders’ equity	5,610,616	7,853,631

Going concern (Note 2(c))

Commitments and contingencies (Note 13)

Subsequent events (Note 15)

Approved and authorized for issuance by the Board of Directors on August 29, 2017:

/s/ “Tom Rossiter”	/s/ “Cam Shippit”
Tom Rossiter, Director	Cam Shippit, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

RESAAS SERVICES INC.

Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Three Months Ended June 30, 2017 $	Three Months Ended June 30, 2016 $	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $

Revenue	133,747	56,729	249,840	155,110

Expenses

Amortization	352,864	287,593	686,530	530,151
Consulting fees	105,848	143,035	275,423	188,966
Filing fees	49,380	36,645	69,708	60,244
Foreign exchange loss	5,193	5,624	4,823	20,529
General and administrative (Note 8)	578,630	436,788	1,092,622	818,348
Management fees (Note 8)	95,351	166,228	182,967	237,697
Promotion and advertising	86,290	81,188	155,639	204,510
Professional fees	96,846	98,852	148,061	206,010
Stock-based compensation (Notes 8 and 11)	807,317	2,735,396	876,482	2,740,620
Travel	49,140	29,702	130,736	73,258

Total operating expenses	2,226,859	4,021,051	3,622,991	5,080,333

Loss before other income	(2,093,112)	(3,964,322)	(3,373,151)	(4,925,223)

Other income

Interest income	5,761	7,055	13,435	14,904

Net loss and comprehensive loss for the period	(2,087,351)	(3,957,267)	(3,359,716)	(4,910,319)

Basic and diluted loss per common share	(0.05)	(0.11)	(0.09)	(0.13)

Weighted average number of common shares outstanding	39,234,355	36,924,271	39,264,283	36,923,319

(The accompanying notes are an integral part of these interim consolidated financial statements)

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

			Share-based		Total
	Common Shares		Payment		Shareholders’
		Amount	Reserve	Deficit	Equity
	Number	$	$	$	$
Balance, December 31, 2015	36,923,480	23,252,234	7,661,465	(23,453,697)	7,460,002
Issuance of common shares pursuant to the exercise of warrants at $1.80 per share	23,989	70,082	(26,902)	—	43,180
Fair value of stock options granted	—	—	3,374,367	—	3,374,367
Net loss	—	—	—	(4,910,319)	(4,910,319)
Balance, June 30, 2016	36,947,469	23,322,316	11,008,930	(28,364,016)	5,967,230

			Share-based		Total
	Common Shares		Payment		Shareholders’
		Amount	Reserve	Deficit	Equity
	Number	$	$	$	$
Balance, December 31, 2016	39,172,469	27,071,707	11,884,059	(31,540,434)	7,415,332
Issuance of common shares to settle accrued liabilities at $1.99 per share	91,814	182,733	—	—	182,733
Fair value of stock options granted	—	—	924,004	—	924,004
Net loss	—	—	—	(3,359,716)	(3,359,716)
Balance, June 30, 2017	39,264,283	27,254,440	12,808,063	(34,900,150)	5,162,353

(The accompanying notes are an integral part of these interim consolidated financial statements)

RESAAS SERVICES INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Six Months Ended June 30, 2017 $	Six Months Ended June 30, 2016 $

Operating activities

Net loss	(3,359,716)	(4,910,319)

Items not affecting cash:
Amortization	686,530	530,151
Stock-based compensation	876,482	2,740,620

Changes in non-cash operating working capital:
Amounts receivable	18,572	(4,090)
Prepaid expenses	18,873	(12,916)
Accounts payable and accrued liabilities	49,172	(219,236)
Deferred revenue	146,716	17,013

Net cash used in operating activities	(1,563,371)	(1,858,777)

Investing activities

Acquisition of intangible assets	(12,841)	(3,175)
Purchase of property and equipment	(7,890)	(2,021)
Website development costs	(618,119)	(489,125)

Net cash used in investing activities	(638,850)	(494,321)

Financing activities

Repayment of finance lease obligations	(3,191)	(1,147)
Proceeds from the exercise of options and warrants	—	43,180

Net cash (used in) provided by financing activities	(3,191)	42,033

Increase (decrease) in cash and cash equivalents	(2,205,412)	(2,311,065)

Cash and cash equivalents, beginning of period	6,056,127	6,820,022

Cash and cash equivalents, end of period	3,850,715	4,508,957

Cash and cash equivalents is comprised of:
Amounts held in legal trust account	18,297	17,760
Cash in bank	3,756,030	4,439,976
Cashable guaranteed investment certificates	76,388	51,221

Total cash and cash equivalents	3,850,715	4,508,957

Non-cash investing and financing activities:
Stock compensation capitalized as website development costs	47,522	633,747

(The accompanying notes are an integral part of these interim consolidated financial statements)

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

1.	Corporate Information

RESAAS Services Inc. (the “Company”) was incorporated on June 4, 2009 under the Business Corporations Act (British Columbia). The Company is engaged in the development of web and mobile communications software for the real estate industry. The Company’s head office is located at Suite 1550 – 401 W. Georgia St., Vancouver, British Columbia, Canada, V6B 5A1.

2.	Basis of Presentation

(a)	Statement of Compliance and Principles of Consolidation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RESAAS USA Inc., a company incorporated in the state of California in 2012, and The Real Estate Social Network Ltd., a company incorporated in the state of Delaware in 2013. All significant intercompany transactions have been eliminated on consolidation

(b)	Basis of Measurement

These interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of these interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities include the following;

Significant areas of estimation include:

i)	The useful life and recoverability of long-lived assets;

ii)	The inputs used in the valuation of share-based payments;

iii)	Recognition of deferred income tax assets;

iv)	Revenue recognition for special contracts and projects.

Significant areas of judgment include:

i)	Qualification of costs to capitalize as website development costs;

ii)	Revenue recognition for special contracts and projects;

iii)	Application of the going concern assumption.

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

2.	Basis of Presentation (continued)

(c)	Going Concern

These interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of June 30, 2017, the Company had not yet generated significant revenue or positive cash flow from operations and had an accumulated deficit of $34,900,150. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern. Management believes that the proceeds from additional equity financing activities that it is currently pursuing, combined with revenue that the Company expects to generate in subsequent periods, will provide the Company with sufficient working capital to satisfy its liabilities and commitments as they become due for the foreseeable future. There can be no assurances that sufficient equity can be raised on acceptable terms on a timely basis.

These interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these consolidated financial statements.

3.	Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2018 or later periods.

The following new IFRSs that have not been early adopted in these interim consolidated financial statements will not have a material effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)

ii)	IFRS 16, “Leases”

In addition, IFRS 15, Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has commenced a preliminary assessment of the transition method and alternatives and the potential impact of IFRS 15 on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

4.	Property and Equipment

	Furniture $	Leasehold Improvement $	Computer Equipment Under Finance Lease $	Computer Equipment $	Total $
Cost:
Balance, December 31, 2016	23,057	7,130	17,701	73,894	121,782
Additions	2,441	—	—	5,450	7,891
Balance, June 30, 2017	25,498	7,130	17,701	79,344	129,673

Accumulated amortization:
Balance, December 31, 2016	1,132	594	8,629	50,933	61,288
Additions	2,347	1,188	2,475	7,010	13,020
Balance, June 30, 2017	3,479	1,782	11,104	57,943	74,308

Carrying amounts:
Balance, December 31, 2016	21,925	6,536	9,072	22,961	60,494
Balance, June 30, 2017	22,019	5,348	6,597	21,401	55,365

5.	Website Development Costs

		Accumulated	Carrying
	Cost	Amortization	Amounts
	$	$	$
Balance, December 31, 2016	5,788,885	4,251,611	1,537,274
Additions	665,641	672,461
Balance, June 30, 2017	6454,526	4,924,072	1,530,454

6.	Intangible Assets

		Accumulated	Carrying
	Cost	Amortization	Amounts
	$	$	$
Balance, December 31, 2016	52,133	4,728	47,405
Additions	12,453	662
Balance, June 30, 2017	64,586	5,390	59,196

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

7.	Obligations Under Finance Lease

The Company entered into 5 agreements to lease computer equipment for two or three years. The computer equipment leases are classified as finance leases. The interest rates underlying the obligations in the finance leases are 18%, 25%, 1%, 56%, and 4% per annum. The following is a schedule by years of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of June 30, 2017:

Fiscal year ending December 31:
$2017	3,471
2018	3,924
2019	1,720

Net minimum lease payments	9,115
Less: amount representing interest payments	(665)

Present value of net minimum lease payments	8,450
Less: current portion	(3,351)

Long-term portion	5,099

8.	Related Party Transactions

During the three months ended June 30, 2017, salary of $182,967 (2016 - $237,697) to the Company’s key management is included in management fees.

The following table summarizes the compensation of the Company’s key management:

	Six Months Ended June 30,
	2017	2016
	$	$
Management fees	182,967	237,697
Employee salary and benefits (included in general and administrative)	—	15,346
Share based payments to officers and directors	805,652	275,711

9.	Share Capital

Preferred Shares

The Company is authorized to issue an unlimited number of non-voting, non-transferable Class A preferred shares with a par value of $0.01 per share. The Class A preferred shares cannot be issued at a price less than $2.00 per share. Holders of Class A preferred shares are not entitled to receive any dividends. Each issued and outstanding Class A preferred share shall be converted into one fully paid common share immediately prior to the consummation of any “Change of Control Event”.

The Company is authorized to issue an unlimited amount of Class B preferred shares without par value. The Class B preferred shares allow the Board to fix the number of shares in the series and to fix the preferences, special rights and restrictions, privileges, conditions and limitations attached to the shares of that series, before the issuance of shares of any particular series. The Board has the authority to fix, amongst other things, the number of shares constituting any such series, the voting powers, designation, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company.

As at June 30, 2017, there are no Class A or Class B preferred shares issued and outstanding.

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

9.	Share Capital (continued)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Share transactions during the six months ended June 30, 2017:

On February 28, 2017, the Company paid performance bonuses by issuing 91,814 common shares to certain directors, officers and employees. As the bonuses were earned during the year ended December 31, 2016, the Company recorded the fair value of the shares of $182,733 in accounts payable and accrued liabilities at December 31, 2016. The Company capitalized $50,104 as website development costs and expensed $132,629 of the performance bonus during the year ended December 31, 2016.

Share transactions during the six months ended June 30, 2016:

In June 2016, the Company issued 23,989 units at a price of $1.80 per unit for proceeds of $43,180 upon the exercise of Agents’ warrants. Each unit consisted of one common share and one share purchase warrant exercisable into one additional common share at a price of $3.00 per share until December 10, 2017. The fair value of the Agents’ warrants of $26,902 was transferred from share-based payment reserve to common shares upon exercise.

10.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, December 31, 2016	4,971,562	2.83

Issued	—	—
Exercised	—	—
Expired	—	—
Balance, June 30, 2017	4,971,562	2.83

The following table summarizes information about warrants outstanding and exercisable at June 30, 2017:

Warrants Outstanding	Exercise Price $	Expiry Date

3,630,589	3.00	December 10, 2017
228,473	1.80	December 10, 2017
967,500	2.50	August 31, 2018
145,000	2.50	September 7, 2018

4,971,562

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

11.	Stock Options

The following table summarizes information about the stock options.

	Six Months Ended June 30, 2017		Year Ended December 31, 2016
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $

Outstanding – beginning of period	4,985,950	2.14	1,545,000	2.57

Granted	1,138,250	1.50	5,059,950	2.13
Cancelled	—	—	(1,080,000)	2.35
Expired	(225,000)	2.50	(539,000)	2.88
Exercised	—	—	—	—

Outstanding – end of period	5,899,200	2.00	4,985,950	2.14

Exercisable – end of period	4,854,200	1.96	3,960,950	2.05

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2017.

Exercise Price $	Expiry Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contracted Life (Years)

2.35	December 23, 2019	205,000	205,000	2.48
2.00	May 5, 2021	2,659,950	2,659,950	3.84
2.50	May 5, 2021	797,000	292,000	3.84
2.00	December 20, 2021	849,000	849,000	4.48
2.50	December 20, 2021	250,000	15,000	4.48
1.50	May 19, 2022	1,138,250	833,250	4.89

		5,899,200	4,854,200	4.08

The fair value of stock options granted was determined using the Black-Scholes option pricing model.

During the six months ended June 30, 2017, the Company granted stock options with a fair value of $817,352, of which $6,207 was capitalized as website development costs and $811,145 was expensed. During the six months ended June, 2017, the Company capitalized $41,314 as website development costs and expensed $59,130 for the vesting of previously granted stock options.

During the six months ended June 30, 2016, the Company granted stock options with a fair value of $3,366,729, of which $631,333 was capitalized as website development costs and $2,735,396 was expensed. During the six months ended June 30, 2016, the Company capitalized $2,414 as website development costs and expensed $5,224 for the vesting of previously granted stock options.

The weighted average fair value of the options granted during the six months ended June 30, 2017 was $0.96 (2016 - $1.04). No options were exercised during the six months ended June 30, 2017 or June 30, 2016.

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

11.	Stock Options (continued)

Weighted average assumptions used in calculating the fair value of stock-based compensation expense are as follows:

	2017	2016
Risk-free rate	1.84%	1.32%
Dividend yield	0%	0%
Volatility	95%	100%
Expected forfeitures	—	—
Weighted average expected life of the options (years)	5.00	5.00

12.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, share-based payment reserve and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its board of directors, will balance its overall capital structure through new equity issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016.

13.	Commitments and Contingencies

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters. Management services provided are on a month-to-month basis.

a)	On August 22, 2016, the Company entered into a lease for the provision of facility space from November 1, 2016 to October 31, 2019 for $10,633 per month. The Company’s future minimum lease payments for the premise lease is as follows:

Fiscal year ending December 31, 2017	$63,800
Fiscal year ending December 31, 2018	127,600
Fiscal year ending December 31, 2019	106,333
Total:	$297,733

b)	The Company has entered into two leases for Company vehicles until October 28, 2018 and September 21, 2019. The Company’s future minimum lease payments for the vehicle leases are as follows:

Fiscal year ending December 31, 2017	10,107
Fiscal year ending December 31, 2018	17,393
Fiscal year ending December 31, 2019	5,954
Total:	$33,454

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RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

14.	Financial Instruments and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument and related risks. Those risks and management’s approach to mitigating those risks are as follows:

(a)	Fair Values

The fair values of financial instruments, which include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and obligations under finance lease approximate their carrying values due to the relatively short-term maturity of these instruments.

(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with major banks in Canada and the United States, which are high credit quality financial institutions as determined by rating agencies. The carrying amount of financial assets represents the maximum credit exposure.

Amounts Receivable

Amounts receivable consists of GST refunds which are due from the Government of Canada and at June 30, 2017, $39,642 of trade receivables is owed from eleven customers.

The following table represents the customers that represented 10% or more of total revenue for the six months ended June 30:

	2017	2016
Customer A	22%	30%
Customer B	32%	51%
Customer C	11%	11%

(c)	Currency Risk

The Company’s functional currency is the Canadian dollar. Currency risk is the risk that the fair value of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s head office and operating expenses are mainly denominated in Canadian dollars. A large portion of the Company’s revenue is denominated in US dollars. If the US dollar depreciates compared to the Canadian dollar revenue would decrease in Canadian dollars. There is an immaterial foreign exchange risk to the Company as the Company still has a minimal amount of revenue.

(d)	Interest Rate Risk

The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates and its short-term term deposits at prescribed market rates. The fair value of the Company’s cash is not significantly affected by changes in short-term interest rates. The income earned from the bank accounts and short-term term deposits is subject to movements in interest rates.

(e)	Liquidity and Funding Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

12

RESAAS SERVICES INC.

Notes to the Interim Consolidated Financial Statements

June 30, 2017

(Expressed in Canadian dollars except shares and options)

(Unaudited)

14.	Financial Instruments and Risk Management (continued)

Funding risk is the risk that market conditions will impact the Company’s ability to raise capital through equity markets under acceptable terms and conditions. A summary of the Company’s obligations is as follows;

As at June 30, 2017	Carrying amount $	Contractual cash flows $	1 year or less $	1 -5 Years $
Trade and other payables	349,756	349,756	349,756	—
Obligations under finance lease	8,450	9,115	5,782	3,333
	358,206	358,871	355,538	3,333

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